EXHIBIT 99

Letter To Our Shareholders

The deterioration of the economy in 2008 affected our company as it did so many others. Many of the expectations on which we had based our 2008 business plans slowly eroded as the year went on. In the fourth quarter particularly, many of our customers responded to the severe economic pressures in their marketplaces by cutting back purchases, downsizing operations, re-scheduling delivery of product and in some cases canceling orders. Some of those actions have continued into the early part of 2009. We have had to respond and modify our activities accordingly.

At first glance, our results for 2008 appear to reflect the growing distress in the economy. Sales totaled $135.9 million versus $156.3 million in 2007, while net income totaled $4.5 million versus $10.1 million in 2007. However, the 2008 results for our core businesses actually compared favorably with those for 2007. That’s because the 2007 results had been bolstered by a military contract to provide latching systems for Humvees. Sales under the contract contributed $20.5 million to 2007 sales. It was because of the outsized impact from this non-core contract that we specifically noted, in all of our 2008 reports making comparisons with 2007, that the contract had had a one-time effect. With the contract excluded, 2007 sales totaled $135.8 million—indicating no fall-off in sales during 2008.

Nevertheless, there’s no question that most of the diverse markets we serve were affected either directly or indirectly last year by the deterioration in the U.S. economy. In our planning, we had anticipated 10% growth in sales, but the much lower growth that occurred in our core businesses resulted in lower gross margins. This was because of the reduced utilization of our facilities, which we had not expected.

Segment Performance in 2008

Security Products Group—Several economic factors negatively affected this segment. Reduced travel activity in general, as well as the airlines’ policy regarding the checking of baggage, softened what had been a robust demand for the locks we furnish to the luggage industry under the SearchAlert™ brand. We also produce hardware for the Recreational Vehicle industry, which softened when gasoline prices spiked at mid-year, causing a drop-off in the industry’s business and in its hardware requirements. Additionally, the consumer credit crunch and housing industry problems had their effect on the appliance markets to which we provide oven latches.

Metal Products Group—While the financial results for this segment in 2008 were far from what we expected, sales were actually up 48% from 2007, bolstered in large part by demand for our proprietary mine roof anchor products used in underground mining. The poor financial results were caused by operational factors that we are continuing to address.

Coal has long played a dominant role in meeting the country’s energy requirements, and we believe that this will continue to be the case in the U.S. as well as in China and other developing nations. We are committed to serving those markets.

Industrial Hardware Group—Our Eberhard units provide hardware to the trucking industry and to the manufacturers of service vehicles, buses and other transportation vehicles. And our Canadian Commercial Vehicles subsidiary furnishes sleeper cabs used on Class 8 trucks. All of the vehicle manufacturers were impacted negatively by the downturn in the economy. In the case of Canadian Commercial Vehicles, it was believed that the Class 8 truck market would recover in the second half of 2008, but it now appears the recovery may not occur until early in 2010. Rising activity in the trucking industry is generally considered a sign of improving economic health, since it means more goods are being brought to market.

The Eberhard division also furnishes highly engineered latching systems used in several military vehicles. We currently anticipate that, notwithstanding a weak economy, our military business will remain fairly strong in 2009, while the trucking industry and vehicular markets will continue to be soft.

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Dealing with the Downturn

With the contraction of the economy undermining our business plans, we took common-sense, though still painful, actions to mitigate its effects. These actions took the form of an aggressive program to reduce costs and expenses wherever practical but without undermining the basic strength of our operating units. Measures included:

Reductions in our labor force, which we carried out with as much care and compassion as possible through layoffs, furloughs, shortened work schedules and organizational restructuring in our manufacturing and business processes. But we made these changes only to the extent they would not disrupt customer service.

Continued vigorous efforts to contain increases we faced in the costs of raw material and health care and pension programs.

Elimination or deferral of operating expenses that would not impair our current operations

These actions had to be carefully and thoughtfully executed in what was already a lean operation. We will continue to do more of the same if needed. Most important to us in making these difficult decisions is to give as much consideration as possible to all of our employees, whom we greatly value.

It is also critically important for us to balance our near-term operating results with our longer-term strategic commitments and initiatives. Such initiatives include:

Continuing and strengthening our engineering momentum with the goal of developing new products, meeting the evolving needs of current customers and preparing ourselves for the economic recovery when it occurs.

Moving forward on capital project initiatives for future growth and profitability while not jeopardizing our liquidity position.

Searching for acquisitions which will enhance our product growth, increase our market share and give us entry into new markets.

In the fourth quarter of 2008, the deterioration in the general economy and uncertainty in the financial markets caused a significant tightening of credit by financial institutions. During difficult economic periods, such as we are now facing, strong liquidity is vital. We believe the Company has sufficient assets and credit availability to sustain itself through the downturn. While the Company’s $12 million revolving credit line expires in the third quarter of 2009, we have received verbal assurances from our lender that a renewal of the line should not be an issue for us at that time. The Company will begin negotiations for this renewal during the second quarter.

Another result of the financial breakdown in 2008 was that the value of the investment portfolios underlying the Company’s pension plans was significantly lower at year-end than it had been at the end of 2007. As a result of this decline, the Company will need to make larger contributions to its plans over the next several years than would otherwise be the case. The Company will also experience additional charges against earnings. We are currently reviewing our investment policy to prevent future significant changes in contribution requirements as a result of changes in the market value of the plans’ investments.

In recent years, some organizations have made the decision to discontinue defined benefit plans and rely on 401(k) plans as the main retirement option for their employees. While we have also looked carefully at this issue, we view the pension plans we sponsor as a valuable asset that helps us to retain current key employees and to attract new employees.

The detailed financial statements of the Company are included in the attached Form 10-K. As always, I urge you all to read it. With 2008, we completed our second year of full compliance with Section 404 of the Sarbanes-Oxley Act.

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Section 404 requires publicly traded companies to document, test and assess their internal financial controls. Included in our Form 10-K report are the required certifications stating that we are fully compliant with all provisions of the Act, and that the information contained in the report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

When economic health returns, it will be important for us to be able to take advantage of the opportunities that we believe will be available. We cannot predict when or how the economy’s problems will be resolved, but until then we will make every effort to put ourselves in a strong strategic position so that we can enjoy the benefits of that recovery.

As always, I thank our shareholders for their support and confidence, our Directors for their wise counsel and all our employees for their continuing hard work and dedication.

/s/Leonard F. Leganza

Leonard F. Leganza

Chairman of the Board, President and Chief Executive Officer

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